

August 26, 2014

<u>Via E-mail</u>
Eric S. Lederer
Chief Financial Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

>   **Re: Chanticleer Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **Form 10-Q for the Quarter Ended March 31, 2014**
>   **Filed May 15, 2014**
>   **File No. 001-35570**

Dear Mr. Lederer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

1. We note your disclosure that restaurant cost of sales for 2013 and 2012 totals $3,031,457 (37.2%) and $2,761,949 (40.9%), respectively of restaurant net sales. Please explain to us, and revise to disclose the reasons for the change in this amount between 2012 and 2013. Similarly, please explain, and revise to disclose the reason for the change in restaurant operating expenses between the periods presented in your statements of operations.

Critical Accounting Policies, page 28
Investments, page 28

2. We note that your discussion of investments in your Critical Accounting Policies section focuses on your impairment analysis of your available for sale securities. In light of the fact that your cost method and equity method investments represent a significant portion of your assets, please consider including a discussion of your impairment analysis for these types of investments in your discussion. Also, please consider including a discussion of your accounting for long-lived assets, including your related impairment analysis, and your accounting for the embedded conversion feature of your convertible debt in your Critical Accounting Policies section. Your disclosure should include
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Intangible Assets, page 29

3. We note your disclosure of goodwill as a Critical Accounting Policy. In light of the significant increase in goodwill in 2013, we believe that your discussion of your goodwill impairment analysis in this section should include more details about the nature of the method and assumptions used in your analysis. Please revise accordingly.

Statements of Stockholders' Equity, page 35

4. We note from the statements of stockholders' equity that during the year ended December 31, 2012 you issued shares of common stock for the purchase of non-controlling interest and you made a reclassification of non-controlling interest from APIC. Please explain to us the nature of these transactions as well as how you accounted for them. Also, please explain to us how you calculated or determined the value of the shares of common stock issued for the purchase of the non-controlling interest. If the shares were valued at "fair value," please tell us how fair value was determined.

Notes to the Financial Statements

Note 3. Acquisitions, page 47

5. We note that in September 2013 you acquired 100% of the outstanding shares of American Roadside Burgers Inc. and in exchange you issued 740,000 shares of common stock and warrants to acquire 740,000 shares of common stock for $5 per share. Please explain to us and revise the notes to disclose how you calculated or determined the fair

value of the shares and warrants issued. Please include in your response the nature and terms of any significant assumptions used in your valuation. Refer to the disclosure requirements outlined in ASC 805-30-50-1(b).

6. We note that in your purchase price allocation of West End Wings, you attributed the majority of the purchase price to goodwill. Please explain to us how you evaluated this acquisition for the existence of other intangible assets such as any marketing related or contract based intangibles. See guidance in ASC 805-20-55.

7. Please revise to disclose the amounts of revenue and earnings of the acquired businesses since the acquisition dates included in the consolidated income statement for the reporting period. See ASC 805-10-50-2-h(1).

Investments Accounted for Using the Cost Method, page 53

8. We note your disclosure that in July 2012 you acquired an additional interest of $300,000, at cost, in Chanticleer Investors LLC, from one of the partners for cash, which increased your ownership to approximately 22% of Investors LLC as of December 31, 2013. In light of this 22% ownership at December 31, 2013, please tell us why you continue to account for this investment under the cost method, rather than the equity method of accounting during both 2013 and 2012.

Note 10. Convertible Note Payable, page 58

9. We note your disclosure that the fair value of the embedded conversion feature and the warrants were estimated using the Black-Scholes option-pricing model and you disclose the key assumptions used in the model for the three months ended December 31, 2013. In light of the fact that the convertible note was issued on August 2, 2013, please tell us, and revise to disclose, the key assumptions used to value the embedded conversion feature and the warrants at the time of the initial accounting for the convertible note. Also, in light of the apparent increase in your stock price from the beginning of August 2013 through December 31, 2013, please tell us why the fair value of the embedded conversion feature liability decreased during this period and resulted in the recognition of a gain on the statement of operations.

Note 12. Income Taxes, page 60

10. We note from the reconciliation of income tax using the statutory U.S. federal tax rate to the effective tax rate, that you have a significant adjustment in 2013 for prior year deferred tax adjustment. Please explain to us, and revise to disclose, the nature of this adjustment.

Note 13. Stockholders' Equity, page 62

11. We note from the statement of stockholders' equity, that during 2013 you issued common stock and warrants for services valued at $569,976 and $657,552, respectively. For each of the non-cash stock transactions in 2013 and 2012, please explain to us, and revise to disclose, how you calculated or determined the value of the stock or warrants issued. If you determined that the value of the stock was based on fair value, please explain to us how "fair value" was determined. Additionally, please explain to us how the value of stock was calculated or determined for all transactions in the quarter ended March 31, 2014 in which common stock was issued for services.

Item 9A. Controls and Procedures, page 70

12. We note your disclosure that your management has determined that, as of December 31, 2013, your disclosure controls and procedures were effective. In light of the fact that you have identified several material weaknesses related to qualified personnel to implement and maintain an effective control environment and the period-end financial reporting process, and concluded that your internal control over financial reporting was ineffective, please explain to us how you are able to conclude that disclosure controls and procedures were effective at December 31, 2013. Please advise, or revise your conclusion on disclosure controls and procedures.

Form 10-Q for the Quarter Ended March 31, 2014

General

13. Please revise your quarterly reports on Form 10-Q to address our comments on the audited financial statements for the year ended December 31, 2013 as they apply to the interim financial statements.

Note 3. Acquisitions, page 10

14. We note that in January 2014 you completed acquisitions of Hooters Pacific NW and Spoon and issued shares of Company units, which consist of one share of common stock and one warrant, as purchase consideration. Please explain to us, and revise to disclose how you valued the units issued. Your response and revised disclosure should include the nature and amount of all significant assumptions used in the valuation of these units.

15. We note from the purchase price allocation for the 2014 acquisitions that a significant portion of the total purchase price for each of the acquisitions has been allocated to goodwill, with an insignificant amount allocated to other intangible assets. For each of the 2014 acquisitions, please explain to us how you evaluated the acquisition for the existence of other intangible assets such as any marketing related or contract based intangibles. See guidance in ASC 805-20-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief